UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

(Name of Subject Company (Issuer))

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

(Name of Filing Person(s) (Issuer))

INSTITUTIONAL CLASS SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

63946V106
(CUSIP Number of Class of Securities)

Corey Issing

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, NY 10104
(212) 476-8800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Nicole M. Runyan, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation:	$10,850,221 (approximately 5% of 5/31/2021 NAV) (a)	Amount of Filing Fee:	$1,183.76 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on July 30, 2021 by NB Crossroads Private Markets Access Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $10,850,221 of shares of limited liability company interest of the Fund ("Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.       The Offer expired at 11:59 p.m., Eastern Time, on August 26, 2021.

2.       No Shares were tendered prior to the expiration of the Offer and no Shares were withdrawn prior to the expiration of the Offer. As no Shares were validly tendered, the Fund is not purchasing any Shares as a result of the Offer and is able to file the Final Amendment prior to the Valuation Date and Repurchase Date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By: /s/ James D. Bowden

Name: James D. Bowden

Title: President and Chief Executive Officer

September 15, 2021